Exhibit 99.1

Newater Technology, Inc. Announces Year 2018 Audited Financial Results

YANTAI, CHINA /Newater Technology, Inc. (NASDAQ: NEWA) (''NEWA,'' ''we,'' ''our'' or the ''Company''), a leading company specializing in development, production and application of DTRO equipment and systems used in waste water filtration, today announced its financial results for the year ended December 31, 2018.

The year ended December 31, 2018 Financial Highlights (all comparisons to the year ended December 31, 2017):

Revenues increased by 86% from $25 million to $47 million in 2018, evidenced by a large increase in project sales, an increased number of customers and large-scale projects won.

Cost of revenues increased by 52% from $17 million to $26 million in 2018, due to the corresponding costs incurred in manufacturing for the equipment sold in the same period.

Gross profit increased by 157% from $8.1 million to $20.9 million in 2018, while the gross profit margin was 44% in 2018.

Net income (before currency translation loss) increased by 178% from $2.6 million to $7.2 million in 2018, and the net profit margin in 2018 was 15%.

Total assets increased by 36% from $45 million to $62 million in 2018 mainly driven by the new production facility and production line completed during the year.

Basic earnings per share was $0.67 in 2018, compared to $0.26 in 2017 and $0.28 in 2016.

Mr. Yuebiao Li, the Company’s CEO, commented “In 2018, NEWA’s flexible automated production line started operation in our new facility in Yantai. With more knowledge and experience accumulated, we expect to maximize the output quality and quantity while reducing costs. While fortifying our market leadership in our existing markets of landfill leachate and industrial waste water, NEWA also invested in technology innovation to apply DTRO technology in the municipal waste water field.

In 2019, we will focus on executing our business strategy and expand globally. We expect the company's operation results to continue to grow at the current speed, which will generate significant returns to our shareholders.”

About Newater Technology, Inc.

Founded in 2012 and headquartered in Yantai, China, Newater, operating its business through its wholly owned subsidiary Yantai Jinzheng Eco-Technology Co., Ltd. (“Jinzheng”), is a service provider and manufacturer of membrane filtration equipment and related hardware and engineered systems that are used in the treatment, recycling and discharge of wastewater using DTRO (Disk Tube Reverse Osmosis) and DTNF (Disk Tube Nano-Filtration) membranes. Newater also provides integrated technical solutions in engineering support and installation, technical advice and wastewater treatment services, and other project-related solutions to turn wastewater into reusable water. More information about the Company can be found at www.dtnewa.com

The Company's core business includes:

-Wastewater treatment and reuse of high quality reclaimed water;

-Treatment of hypersaline and highly-polluted wastewater and achieve zero liquid discharge;

-Highly efficient treatment of landfill leachate;

-Process and recycle salts from acid or alkaline wastewater.

More information about the Company can be found at: www.dtnewa.com

Notice

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding its ability to: 1) maximize its output quality and quantity while reducing cost; 2) executing its business strategy to expand globally; 3) and growth of its operations and generation of returns to shareholders are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the water filtration industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Newater Technology, Inc.
Zhuo Zhang (CFO) Phone: +86 (535) 625-8200 Email: CFO@dtnewa.com	Ike Ma (Corporate Manager) Phone : +86 188-6551-5312 Email : qlma@jinzhenghb.com

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NEWATER TECHNOLOGY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2018	December 31, 2017

ASSETS
Current assets
Cash and cash equivalents	$2,461,501	$3,118,080
Restricted cash, current	6,033,482	6,753,685
Accounts receivable, net	10,064,847	5,442,520
Accounts receivable - related parties, net	1,948,009	607,975
Notes receivable	6,999	-
Inventories	13,762,959	10,279,397
Deposit - related party	10,180	-
Deferred cost of revenue	343,090	752,358
Deferred cost of revenue - related party	-	1,795,222
Advances to suppliers and other current assets, net	4,904,290	2,885,510
Total current assets	39,535,357	31,634,747

Restricted cash, non-current	-	500,000
Retentions receivable, non-current	344,856	-
Property, plant and equipment, net	18,753,340	10,449,466
Land use right, net	2,078,240	2,243,183
Deferred tax assets	604,064	518,251
Deposit on loan agreement	436,275	-
Total assets	$61,752,132	$45,345,647

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and bank acceptance notes to vendors	$5,353,538	$4,644,784
Accounts payable - related parties	3,389,148	258,274
Loans due within one year	10,867,111	9,020,697
Advances from customers	2,953,595	660,944
Advances from customers - related parties	586,719	747,264
Income tax payables	732,699	501,921
Accrued expenses and other payables	6,375,800	8,509,425
Total current liabilities	30,258,610	24,343,309

Long term loans, less current portion and unamortized debt issuance costs	4,449,889	11,050
Total liabilities	34,708,499	24,354,359

Shareholders’ equity
Common shares ($0.001 par value, 200,000,000 shares authorized,10,809,000 shares issued and outstanding as of December 31, 2018 and 2017)	10,809	10,809
Additional paid-in capital	15,059,181	15,059,181
Statutory reserves	1,765,711	705,698
Retained earnings	11,380,149	5,228,733
Accumulated other comprehensive loss	(1,172,217)	(13,133)
Total shareholders’ equity	27,043,633	20,991,288
Total liabilities and shareholders’ equity	$61,752,132	$45,345,647

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NEWATER TECHNOLOGY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years ended December 31,
	2018	2017	2016

Net revenues	$25,973,963	$16,192,503	$6,425,338
Net revenues from related parties	21,066,741	9,146,994	5,854,383
Total revenues	47,040,704	25,339,497	12,279,721
Cost of revenues	20,474,072	17,199,866	7,182,081
Cost of revenues from related parties	5,669,252	-	556,692
Total cost of revenues	26,143,324	17,199,866	7,738,773
Gross profit	20,897,380	8,139,631	4,540,948
Operating expenses:
Selling, general and administrative	12,025,924	5,452,349	3,146,521
Total operating expenses	12,025,924	5,452,349	3,146,521
Income from operations	8,871,456	2,687,282	1,394,427
Interest expense	658,290	242,707	155,553
Interest income	(26,632)	(112,592)	(5,091)
Government grants	(627,748)	(513,538)	(1,750,726)
Other expenses (income)	(1,162)	3,956	12,534
Total other expenses (income)	2,748	(379,467)	(1,587,730)
Income before income taxes provisions	8,868,708	3,066,749	2,982,157
Income tax provisions	1,657,279	475,818	548,437
Net income	$7,211,429	$2,590,931	$2,433,720
Other comprehensive income (loss)
Foreign currency translation adjustment	(1,159,084)	535,810	(383,947)
Total comprehensive income	$6,052,345	$3,126,741	$2,049,773

Earnings per common share
Basic	$0.67	$0.26	$0.28
Diluted	$0.67	$0.26	$0.28
Weighted average common shares outstanding
Basic	10,809,000	9,864,479	8,767,738
Diluted	10,809,000	9,864,479	8,767,738

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NEWATER TECHNOLOGY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of Shares	Common Shares	Additional Paid-in Capital	Retained Earnings	Statutory Reserves	Accumulated Other Comprehensive Loss	Total Shareholder’s Equity
Balance, January 1, 2016	8,200,000	$8,200	$2,999,947	$816,785	$92,995	$(164,996)	$3,752,931
Net income				2,433,720			2,433,720
Capital contribution from owners			198,917				198,917
Statutory reserves				(289,807)	289,807		-
Issuance of common shares for debt conversion	999,000	999	3,846,001				3,847,000
Issuance of common shares for cash			5,323,026				5,323,026
Capital distribution in connection with acquisition of a subsidiary			(4,418,425)				(4,418,425)
Foreign currency translation adjustment						(383,947)	(383,947)
Balance, December 31, 2016	9,199,000	$9,199	$7,949,466	$2,960,698	$382,802	$(548,943)	$10,753,222
Net income				2,590,931			2,590,931
Statutory reserves				(322,896)	322,896		-
Issuance of common shares for cash	1,610,000	1,610	7,109,715				7,111,325
Foreign currency translation adjustment						535,810	535,810
Balance, December 31, 2017	10,809,000	$10,809	$15,059,181	$5,228,733	$705,698	$(13,133)	$20,991,288
Net income				7,211,429			7,211,429
Statutory reserves				(1,060,013)	1,060,013		-
Foreign currency translation adjustment						(1,159,084)	(1,159,084)
Balance, December 31, 2018	10,809,000	$10,809	$15,059,181	$11,380,149	$1,765,711	$(1,172,217)	$27,043,633

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NEWATER TECHNOLOGY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2018	2017	2016
Cash flows from operating activities
Net income	$7,211,429	$2,590,931	$2,433,720
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization expense	558,327	233,493	187,662
Deferred income taxes	(118,199)	(312,997)	(82,162)
Bad debt expense	280,228	229,707	76,459
Amortization of debt issuance costs	103,772	-	-
Loss on disposal of property, plant and equipment	13,256	-	-
Gain on disposal of subsidiary	-	-	(789)
Changes in assets and liabilities:
Accounts receivable, net	(5,327,278)	(5,076,425)	2,148,124
Accounts receivable - related parties, net	(1,427,078)	2,821,621	87,683
Notes receivable	(7,276)	70,000	(56,139)
Inventories	(5,762,750)	(4,923,400)	(2,743,853)
Deferred cost of revenue	383,382	(657,875)	-
Deferred cost of revenue - related party	1,765,856	(1,795,222)	-
Advances to suppliers and other current assets, net	(2,108,928)	(412,955)	(2,289,933)
Due from related parties	-	703	75,469
Retentions receivable, non-current	(358,505)	-	-
Deposit - related party	(10,583)	-	-
Other non-current assets	-	4,719	22,857
Accounts payable and bank acceptance notes to vendors	996,619	2,577,192	1,079,258
Accounts payable - related parties	3,269,238	248,695	(2,140,504)
Deferred income	-	(26,639)	(30,102)
Advances from customers	2,420,363	(220,483)	425,736
Advances from customers - related parties	(125,099)	719,550	-
Due to related parties	-	5,102	(28,257)
Income tax payables	267,988	144,944	(181,386)
Accrued expenses and other payables	(4,481,539)	589,638	352,502
Net cash used in operating activities	(2,456,777)	(3,189,701)	(663,655)
Cash flows from investing activities
Purchase of land use right	-	-	(2,261,745)
Purchase of property, plant and equipment	(5,511,732)	(1,482,360)	(66,641)
Proceeds from disposal of property, plant and equipment	22,072	-	-
Advances to related parties	-	-	(239,467)
Advances to third parties	-	(1,236,490)	(301,019)
Repayments from third parties	-	1,236,490	338,646
Repayments from related parties	-	2,960	473,320
Cash received in connection with disposal of subsidiary	-	-	(1,209)
Deposit on acquisition of subsidiary	(200,000)	-	-
Net cash used in investing activities	(5,689,660)	(1,479,400)	(2,058,115)
Cash flows from financing activities
Proceeds from issuances of common shares	-	7,111,325	5,323,026
Capital contribution from shareholders	-	-	198,917
Capital distribution in connection with acquisition of a subsidiary	-	-	(4,418,425)
Borrowings from related parties	-	-	2,558,661
Repayment to related parties	(9,703)	(739,973)	(1,982,733)
Deposit on loan agreement	(473,698)	-	-
Proceeds from loans due within one year	11,493,557	8,805,683	11,613,289
Repayment of loans due within one year	(11,952,224)	(3,283,830)	(8,142,563)
Proceeds from long-term loans	8,631,493	-	-
Payment of debt issuance costs	(284,219)	-	-
Repayment of long-term loans	(730,595)	-	-
Net cash provided by financing activities	6,674,611	11,893,205	5,150,172
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(404,956)	222,973	(235,260)
Net change in cash, cash equivalents and restricted cash	(1,876,782)	7,447,077	2,193,142
Cash, cash equivalents and restricted cash, beginning of the year	10,371,765	2,924,688	731,546
Cash, cash equivalents and restricted cash, end of the year	$8,494,983	$10,371,765	$2,924,688

Supplemental cash flow information
Cash paid for interest	$689,867	$244,753	$307,797
Cash paid for income taxes	$1,507,489	$656,602	$812,637

Non-cash investing and financing activities:
Stock issued for debt conversion	$-	$-	$3,847,000
Properties acquired with loans	$52,161	$206,000	$-
Liabilities assumed in connection with purchase of property, plant and equipment	$2,636,770	$7,445,478	$-
Operating expenses paid by related parties	$9,703	$-	$-
Property, plant and equipment transferred from inventories	$1,566,314	$-	$-
Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$2,461,501	$3,118,080	$1,484,762
Restricted cash	6,033,482	7,253,685	1,439,926
Total cash, cash equivalents and restricted cash	$8,494,983	$10,371,765	$2,924,688

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